Exhibit 3.26(a)
AMENDMENT
TO
DALTON CORPORATION, KENDALLVILLE MANUFACTURING FACILITY
CODE OF BYLAWS
Adopted by Action of Directors dated October 23, 2006:
BE IT FURTHER RESOLVED, that the Article 4, Section 4.1 of the Bylaws of the Corporation be and hereby is amended in its entirety to read as follows:
     4.1 Annual Meeting. The shareholder’s meeting for the election of directors and for the transaction of other business shall be held each year in the month of February at the date, time and place set by the Board of Directors. The failure to hold an annual meeting at the designated time does not affect the validity of any corporate action. Notice of an annual meeting may be communicated orally. Any or all shareholders may participate in an annual shareholder’s meeting by, or through the use of, any means of communication by which all shareholders participating may simultaneously hear each other during the meeting.